Mail Stop 4561

September 21, 2006

VIA U.S. MAIL

Mr. Chang-de Li
Chairman of the Board of Directors
Minghua Group International Holdings Limited
8/F East Area
Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

>   **Re: Minghua Group International Holdings Limited**
>   **Form 10-KSB/A for the year ended December 31, 2005**
>   **Filed July 27, 2006**
>   **File No. 000-30183**

Dear Mr. Li:

We have reviewed your amendment filed July 27, 2006, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

General

1. Please revise your filing to include an updated accountant's report.

2. Please revise to include a footnote to the financial statements that explains why you are revising your financial statements. Within this footnote please show the original amounts and the restated amounts in separate columns so it is clear to the reader which amounts have changed. Also, label the financial statements restated where amounts have changed.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

3. Your discussion of the decrease in operating expenses between 2004 and 2005 only discusses approximately $2.8 million of the $4.3 million decrease. Please tell us what additional material decreases in operating expenses were responsible for this decrease.

3. Business Acquisitions, page F-16

4. We have reviewed your response to comment #1. Please tell us why you believe the acquisition of Asia Key Group Limited from Jinmou Li, which only has a 15% equity interest in the Environmental Vehicle Company, should be accounted for as a transfer between entities under common control. It appears that you own the other 85% of this equity interest through your purchase of Minghua Group International Holding in 2001. Additionally, tell us why you do not believe this transaction should be accounted for as a purchase. Please cite the specific accounting literature that you have relied upon in your response. Refer to paragraphs 14 and D13 of SFAS 141.

5. Tell us the book value at which the assets transferred by Jinmou Li were originally recorded on your consolidated balance sheet. You indicate in your response that the amount paid in excess of the cost basis was recorded as acquisition cost expense, and this amount appears to be the entire aggregate purchase price. You disclose in Item 12 that the value of the 15% equity interest was approximately $4,951,121.

6. Please tell us the business purpose of your transaction with Jinmou Li. It appears from your disclosure that the equity interest Jinmou Li received in Minghua USA represented approximately 35% of the outstanding common shares at that time, increasing his indirect interest in Minghua China while also giving him a 35% indirect interest in all of your other entities and paying him approximately $1 million. In your response, please include a chart detailing all of your subsidiaries and other related entities, including your direct or indirect equity interest.

7. Please revise to include additional disclosure regarding how you accounted for the acquisition of the 15% equity interest and the fact that you own the other 85% through another subsidiary. In addition, disclose the reasons for the purchase and the percentage of the Company that the son of the former chairman now owns.

8. We have reviewed your response to comment #3. Please tell us whether or not you have consolidated the Guangzhou Bus Installation Company in your financial statements. If this entity is consolidated please tell us how you accounted for the 10.2% held by Guangzhou Public Automobile No. 2 Company.

9. You disclose on page F-17 that you purchased a 43% interest in Minghua Science on October 21, 2004, resulting in an 89.8% interest in Guangzhou for a total cash price of $1,690,474. This disclosure does not appear to agree with your disclosure on page F-16 of the acquisition which went effective in January 2004. Please reconcile the differences and tell us the reason for the varying disclosure.

*   *   *   *

As appropriate, please amend your Forms 10-KSB/A and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief